Filed by Tailwind Two Acquisition Corp. (Commission File No. 001-40170)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Terran Orbital Corporation

This filing relates to the proposed business combination between Tailwind Two Acquisition Corp., a Cayman Islands exempted company (“Tailwind Two”), and Terran Orbital Corporation, a Delaware corporation (“Terran Orbital”), pursuant to the terms of an Agreement and Plan of Merger, dated as of October 28, 2021 (as it may be amended, supplemented or otherwise modified from time to time), by and among Tailwind Two, Titan Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Tailwind Two, and Terran Orbital.

The following is a transcript of an interview first made available on March 7, 2022.

March 7, 2022 – On today’s podcast we welcome special guest, Terran Orbital CEO and Chairman Marc Bell. Terran Orbital is a pioneer in the development, innovation and operation of small satellites and earth observation solutions.

On the show, Marc discusses:

•	How he built numerous successful businesses in different industries including real estate, entertainment and space

•	The opportunity that he sees small satellites

•	How running a vertically integrated business gives them a competitive advantage

•	Keys to thriving as an entrepreneur and business leader

•	And more

Transcript:

Welcome investors to The Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies, your hosts, Julian Klymochko, and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies. Accelerate because performance matters. Find out more at accelerateshares.com.

Julian Klymochko: Glad to have you on the show here, Marc, just going through some of your background. It’s super interesting. You’re quite the modern-day renaissance man. You found numerous companies. Besides Terran Orbital, including Armour Residential REIT and internet infrastructure company, a night club, a pizza restaurant. You’re a producer of a Tony Award winning musical and more, how did you figure out to succeed at so many seemingly disparate businesses and initiatives?

Marc Bell: Actually, took a couple years off to teach in grad school. I always told my students always do something you believe in and do something you love. If it’s not something you love, you shouldn’t do it. And if it is something you love, you will be successful at it.

Julian Klymochko: Yeah, that’s great to know. So, you’re really motivated by passion and if the passion’s not there, then the effort definitely doesn’t follow. And with that motivation, with that passion, I was wondering like anything specifically that enabled you or encouraged you to take new risks in brand new industries and sectors where you didn’t necessarily have a specialization in?

Marc Bell: You know, it’s funny. My career on Broadway where I won a Tony Award for Grammy Award winning musical Jersey Boys and another Tony Award for [Inaudible 00:01:30] prize winning August: Osage County was all done basically on a dare. As I was not a Broadway fan, I felt that the small seats, no place to put your coat and a friend of mine comes up to me and is like, I want you to do a Broadway show with me. And I said, absolutely not. Can’t stand Broadway in no way. And he just nagging me and nagging me. I said, I’ll do it on two conditions, one I win a Tony Award. And two, I make money and he goes, done deal. And we laughed, and we went to dinner. I knew this was a dumb idea.

And my very first show. It was opening night and you have to sell a certain amount of tickets before opening night to be successful. And I think it was like, at that time it was like three or four million dollars. We had sold like $2 million of tickets. We had dinner, writing the obituary both for the show and my friend and I was nagging him nonstop. Why do you make me do this? Why do you make me do this? The next thing we know, the show happens, opening night and New York times writes this two-page spread about our lead actor John Lloyd Young, God’s gift to Broadway and the show was called Jersey Boys. And which went on to be one of the highest grossing shows in the history of Broadway. So then asked to do a play, it was an easy decision. I was like, right, I’ll do another one. We won another Tony Award. And I was like, next thing, you know, we have a billion-dollar business, you know, on Broadway and it was all about making people leave the theater, wanting to go back and having a good time. And if you look at other things that I’ve done, it’s all about having fun and having a good time and loving what you do in life.

Julian Klymochko: Mark, you make it seem so easy. If we could all just be so lucky going into Broadway, like you did first time was a tremendous success. Now transitioning to the small satellite industry, not at all alike as compared to Broadway, but in any event, it sounds like you’re having a lot of fun doing it. What was the opportunity that you saw in small satellites that you co-founded a company focused on it?

Marc Bell: So, when I was 10 years old, I watched a 24-hour Star Trek Marathon and a Trekie was born. And then I decided that was my dream, was to become an astronaut and it didn’t quite work out as planned. And then I started playing with my computers. My father told me there’s no future to computers. I should become a doctor, a lawyer or accountant. So got my Degree in Accounting, got my Masters, but I wanted play with computers. And so, I started off and I started building a company called Globix and we ran 28,000 miles of fiber in the early nineties, but we couldn’t reach everywhere on earth, especially Eastern Europe. So, we set up a company called Net Set Express, where we built ground stations throughout Eastern Europe to provide internet connectivity, to ISPs there and started buying satellite transponder space.

So that was my first iteration of working with satellites, and I thought it was awesome. So now fast forward, it’s about 10 years ago or so. I’m milking conference out, in LA. I got invited to go down to see SpaceX, I’m touring SpaceX, and I was just amazed by these incredibly large rockets, and I was just living a dream going through the place, getting a tour. And someone was telling me they could put something the size of a school bus into outer space. I’m like, why would you want to put a school bus into her space? And they go, no, no, no, it’s just an image. I go, I get it. But why would anybody build something in the size of a school bus?

We went around and round and they’re like, what are you thinking of? So, I’m thinking of building a really small satellite. The way I looked at it is, my iPhone had more computing power than a space shuttle. Why are we still building satellites the size of school buses? So, we went ahead, and I found the guys who invented the CubeSat, and it was a guy named Dr. Jordi Puig-Suari, in Bob Twiggs. I went up and met Jordi up at Polytechnic. He was a professor, asked if he wanted to join me on my journey. And he said, sure, but I had this parts company called Tyvak. The company was the founder of this whole industry. If you think of Planet, Spire, Blacksky, every small satellite company out there wouldn’t exist today, if it wasn’t for Tyvak because Tyvak was providing everybody, all the parts to build all their cubesat. So, the first thing we did when we took over is we stopped selling parts to everybody else, but it was open source. He allowed everybody to copy it, but we decided we’re not going to help enable people, let’s build the satellites ourselves. So, we started building CubeSat. One of the first is, now been sent to Sony Institution which will be on permanent display starting next year, and which we’re very excited about. And we start building cubesat and then it got bigger and bigger. And now we build things the size of small and larger refrigerators. We don’t build cubesat anymore. Everyone loves rockets, who doesn’t? Great things. They launch into the sky. Everybody talks about SpaceX, Rocket Lab, all these great companies, launching rockets.

Everybody wants to see a launch, which is very exciting, and everyone talks about there’s going to be 50,000 in satellites that are going to be launched over the next 10 years. You hear that over and over again from different people. But the one thing you never hear about is who’s going to build them? So that’s us. And that’s what Terran Orbital is doing. We are building facilities and building factories and expanding, and, you know, we already have on the books a capacity well over a thousand satellites a year. And we continue to add more and more capacity, more and more people. And we decided, unlike all my other brethren in my industry, they all got acquired by big companies, we decided to stay independent. Because we knew what we would be worth. Five years from now, I knew it would be worth a lot more than it worth today.

And if you look at today news, we announced that we’ve received since our last public filing in October. Since October 1st, we’ve signed over 170 million in new contracts and awards. We’re a little company, not so little anymore and we’re getting big, very fast. And this is the fifth unicorn that I’ve built. So, I know how to scale a business. I know how to build things. And my goal is always to hire the best and the brightest. And a lot of people I’ve hired are former Military, former Army, Navy, Air force. They were the customer; they ran space for the customer, and we have incredible insight into our customers. We are all about national security and the national interest. We do commercial work. We do civil work, but our focus is on the DOD and the IC Community.

And The U.S. Government always pays their bills, and we like that. We needed capital and we decided a SPAC out of all the things we could have done gave us the highest likelihood of certainty, of closure. So, if we tried to do an IPO two weeks ago, it would’ve been a market out and we would’ve been nowhere. We thought about a direct listing, and I had experience, myself and my partner, Dan stated back in 2007, we did one of the early SPAC, a 250-million-dollar SPAC called Enterprise Acquisition. Yes, named after Starship Enterprise. And we went ahead, and that SPAC ended up, in 2009, which of course, you know, was a bad year. We ended up with 90% redemptions. There were no Pipes back then. So, on 25 million dollars, we started Armor Residential REIT which today has returned over 1.5 billion of dividends, starting with a 25 million equity raise being one of the most successful de-SPAC in history. So, we had decided with doing a SPAC, it arouse me. The SPAC is just a vehicle at the end of the day. It’s all about the target company. It’s all about focusing on who they’re acquiring, you know, how good is there business model? We’re a real company with real revenues, real backlog, real pipeline, and real management. And that’s what a lot of these startups SPAC Acquisitions don’t have. And we a 30 year plus track record of myself and my management team of being successful and delivering share value back to shareholders over the past three decades.

Julian Klymochko: That’s super relevant and very helpful for investors to know that you have, you know, a track record and have done a SPAC transaction yourself, especially from the other side of the table, because as you indicated things have changed pretty dramatically over the past year with respect to a sentiment, not just in SPAC and de-SPAC, but you know, every new issue either they’re getting pulled or they IPO before the new issue downturn and they’re down 50%. So, certainty of cash, especially when you guys are investing aggressively. I know you have a large new facility that you are building. I would like to touch on the business model of Terran Orbital. Specifically, you call it a satellite as a service business model. Can you describe to our listeners how that works?

Marc Bell: Sure. There are really two sides of the house of Terran. We have what we call our satellite solutions, where we are a contract manufacturer, and we build satellites for anybody. We have a strategic to cooperation agreement with Lockheed Martin, where we go ahead, and we build satellites for Lockheed Martin and their customers. We decided to form a strategic relationship with Lockheed as opposed to going out and being acquired by one of the [Inaudible 00:11:32] and because we remain independent and it’s the best of old space being new space. So, we profitable satellite solutions business. And then we have our data as a service business, our mission solutions. And there is where we’re building a constellation of satellites. In this case, it’s a technology called software defined synthetic [Inaudible 00:11:53] radar. And yes, I know you’ve never heard of it before and it’s okay because I’ve never heard of it either until I started working here. And it is a unique technology that allows you to image the earth, not only during the day, like you see on Google Earth on a clear sunny day with no cloud cover, but we could see it at night. We could see through the rain. We could see when it’s cloudy out, it’s 24/7 imaging, 365 days a year. It’s a different technology. And it’s predominantly used by Governments and Militaries. It’s not traditionally a consumer product.

Michael Kesslering: And so, for our listeners that aren’t as familiar with this industry. Can you talk a little bit about your $75 million worth of funded backlog and how probable that this will be realized as revenue?

Marc Bell: Funded backlog is contracted funded revenue. So, all that money should turn into, unless something happens to a customer, should turn into, your booked revenue. When we say it’s backlog, we have a high degree of confidence, that’s money good. Nothing’s ever guaranteed in life, don’t get me wrong. And my lawyers appreciate me saying that, but the reality is we have a high degree of confidence and just like all the new business that we’ve landed. You know, we have a high degree of confidence, but nothing’s ever guaranteed, but we continue to build our book of business and grow our business. And that’s why we also added new facilities. We announced today, we added another 60,000 square feet of production and manufacturing facilities in Irvine. And we will continue to add more facilities and add more people as we continue to plan ahead of programs and ahead of opportunities.

Julian Klymochko: So, one key aspect of your business is being vertically integrated. How does that, you know, give you whether it be a competitive advantage or does it de-risk the business? Why did you structure it that way? Why did you pursue that at vertical integration?

Marc Bell: So, I’m a big believer that you need to vertically integrate in order to control your supply chain, to control your future. It’s about quality control. It’s about technology. We are not building something, you know, like a car, if your car leaves a dealership and it breaks down, you have it towed and they bring it, they fix it. Everything we build has to work perfectly every time, there is no margin for error. And so, we have a supplier or a subcontractor who doesn’t have that same commitment to quality that we do, we pay the price. And so, we have to test every single component over and over again that we buy from a third-party venter, but the ones we build, now 85% of our components in house. And the goal in the long term is to continue to drive costs down by manufacturing all my own components and drive innovation upwards. Meaning, we will add more bang for the buck on the satellites that we’re building.

Julian Klymochko: That makes a ton of sense and launching satellites into space. It’s not like you can go up there and fix it in case anything goes wrong. So, I agree with your sentiment there. Now looking at the competitive environment, we have seen other firms such as Planet, Scatologic, Blacksky in the small sat segment. Recently they went public as well. How does your company differentiate, itself in what seems to be a highly competitive market?

Marc Bell: Well, the good news is, none of those companies are competitors. All those companies could be customers of mine. We could build satellites for them. You know, if they were smart, they’d let us build their satellites, cheaper and better. But they are all people with potential customers of ours. So, we’re not competing with them. And the constellation we’re building is a technology that none of them use. It’s a very esoteric technology and we’re not building it and hope they will come. You see a lot of people out there, they go public, de-SPAC, they miss their numbers right away. We haven’t quite figured that out yet. Or they get in trouble with the SCC, which we really haven’t figured that either. But the goal is to, you know, we put forth numbers that we believe in. We have a product that we build, we are bespoke manufacturer, meaning, we’re payload agnostic.

We could do 5g internet of things. We could do electro optical imaging. We could do radar, hyper spectra imaging. We could do whatever the customer asks us to do on a satellite. We’re a contract manufacturer and I can’t stress that strongly because it grounds us, but we’re also standardized so many of our parts of components, kind of like Lego that were able to do things cheaper and faster. And we call that responsive space. And we don’t have a lot of competitors left. To the best of my knowledge. We’re the last independent manufacturers of small sats in the United States that can handle classified work. I don’t believe there’s anybody else left in the United States who can do that. And so that’s a differentiator. All my competitors on the manufacturing side got acquired. Blue Canyon got acquired by Raytheon, Millennium by Boeing.

So, where the sole guys left and you know, on the satellite side, it’s just a very different product that’s built for a specific customer base and our customer base wants that product. They came to build this for them. And if they’re not there, we don’t build it. We’re not a one trick pony. So, a lot of these startups are doing a single thing from space. We can do anything from space, but we’re not going to spend shareholder money if the customers not there. So, if the revenues aren’t there, we stop.

Michael Kesslering: And because of what you had mentioned that you’re able to do classified work in the U.S., does this contract that you have with the U.S. Government, does that limit you from being able to secure contracts with other Government agencies globally?

Marc Bell: No. So, we actually have a facility in Italy called Tyvak International, which is a subsidiary, and they handle all of our foreign work. So, we kind of separate church and state to make sure that everything in the U.S. is U.S. built by U.S. citizens, hundred percent U.S. everything U.S., and then we have a [Inaudible 00:18:12] facility and they do their own product development outside of what we do here in the states.

Julian Klymochko: That makes a lot of sense. Previously you mentioned the notion of ultimately having 50,000 satellites up in the sky from someone who’s not knowledgeable about space at all, not a huge Star Trek fan, but does that ever become problematic? Like do we need to be concerned about, you know, old stuff, old junk, old satellites in space and cleaning that up or is it just so big that it doesn’t matter?

Marc Bell: A little bit of both, you know, we all believe in sustainability. We are very committed to that. Every one of our satellites that we build is designed to deorbit and burn up in the atmosphere once its mission is complete, we don’t want to leave any garbage behind. We want to leave a zero footprint in space when we’re done with the mission. And that’s very important to us. There is some space garbage out there, but thank goodness, there’s a lot of space in space. And if you think about it, you know, there’s 3.2 billion cars on the earth and only 60% of the earth is covered by water. So granted a lot of them crash into each other every day. So maybe it’s not the best analogy, but there’s still a lot of space in space, but we work on a program. We also do something called space situational awareness. That is where we map out all the trash in space. And we’re working on building things, a collision avoidance system built into our satellites, similar to what you have on airplanes today. So, they don’t bump into that random screw flying through space.

Julian Klymochko: That’s good to know. We don’t need to worry about things crashing down and potentially reaching us down here. That being said, you’re raising a bunch of capital with this going public transaction. You’re merging with Tailwind Two Acquisition. With that capital, what are your growth plans? How are you going to take this business to the next level?

Marc Bell: Well, we’re doing a few things. We have the money from Tailwind Two. We have a unique financing relationship with Beach Point Capital, and Francisco Partners to the tune of 250 million dollars, including the pipe. outside of the 345 million that’s in trust. And then we have another 300 million that we’ll be getting from Space Florida to build what will be the world’s largest satellite assembly facility in Florida. And that’ll be our 660,000 square foot facility that will be breaking ground on hopefully later this year.

Julian Klymochko: And certainly, you seem well on your way to achieving satellite success. I was wondering just to pick your brain for a second part to prior to letting you go today, because you’ve had a very unique background, you’ve had entrepreneurial success in a number of different industries. What would you say are keys to thriving as an entrepreneur and a business leader?

Marc Bell: Being horrible at golf and horrible at tennis. So that way you have nothing else to do, but work and that’s okay.

Julian Klymochko: Right.

Marc Bell: It’s all about drive, I love what I do. I work 15 hours a day on most days, and I enjoy it. It’s exciting. I get to build stuff and put into space. How cool is that? That’s just fun. If you love what you do, you’re happy. I look at friends of mine who are much older than me, and they’re still working, and they love what they do. And I believe that’s the key to living a long life, keep your brain going and keep moving.

Julian Klymochko: Right. And so, once Terran Orbital is up in trading. Ticker LLAP, the current SPAC is Tailwind Two Acquisition, TWNT. You mentioned, this is going to be the only U.S. based small sat manufacturer. The rest of the competitors have been acquired, perhaps that happens someday in the future. What would be next for you in your next chapter? Given that you love to work. Where do you see things going in terms of opportunity sets, say, you know, an entrepreneur is looking out at the universe, what do you like out there? What intrigues you?

Marc Bell: I am going nowhere; I’m going to stay right here. Like you said, I’m looking out into the universe, lower earth orbits, is just the beginning. It’s a big universe out there and there’s lots of things we can do in it. So, I have great plans and great aspirations, and I will be here for many, many years when I have my life.

Julian Klymochko: That’s good to know. Anything that investors should know about the company prior to letting you go today?

Marc Bell: No, I just want to say thank you for having me today. You know, we are different, I don’t want to bash SPAC unintentionally, but we’re real company. We are a bunch people, we’re old, we’re experienced, and we know what we’re doing, and we have got a plan and we’re executing, and today’s announcements is proof that we’re executing on that plan.

Julian Klymochko: Yeah. I like the track record of success. Five-time unicorn creator. So, Marc, thank you so much for coming on the podcast today. Really enjoyed it and you know, love your outlook and your commitment. Not too many are willing to put in the hours and the work that you do. So, congrats on the success thus far and wishing you the best of luck with your growing public transaction.

Marc Bell: Thank you very much for having me today. I really appreciate it.

Julian Klymochko: All right. Take care.

Marc Bell: Bye

Julian Klymochko: Bye.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

About Tailwind Two Acquisition Corp.

Tailwind Two is a blank check company “for founders, by founders” – formed for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more founder-led businesses in a sector being disrupted by technological change. Tailwind Two’s management team and directors have invested extensively in founder-run businesses, with notable success in the space industry. Tailwind Two is led by Chairman Philip Krim, and Co-Chief Executive Officers Chris Hollod and Matt Eby. In addition to the members of its management team and board of directors, Tailwind Two has assembled an Advisory Board that will help position Tailwind Two as the value-add partner of choice for today’s leading entrepreneurs.

About Terran Orbital

Terran Orbital Corporation is a leading vertically integrated provider of end-to-end satellite solutions. Terran Orbital combines satellite design, production, launch planning, mission operations and in-orbit support to meet the needs of the most demanding military, civil and commercial customers. In addition, Terran Orbital is developing one of the largest, most advanced NextGen Earth Observation constellations to provide persistent, real-time earth imagery. Learn more at www.terranorbital.com.

Important Information and Where to Find It

In connection with the proposed business combination with Terran Orbital, Tailwind Two filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (as amended or supplemented through the date hereof, the "Registration Statement") containing a definitive proxy statement/prospectus (the "Proxy Statement/Prospectus"). The Registration Statement has been declared effective by the SEC and has been mailed to Tailwind Two's shareholders. This communication does not contain all the information that should be considered concerning the potential transaction and is not intended to form the basis of any investment decision or any other decision in respect of the potential transaction. Tailwind Two's shareholders and other interested persons are advised to read the Proxy Statement/Prospectus and other documents filed in connection with the potential transaction, as these materials will contain important information about Terran Orbital, Tailwind Two and the potential transaction. Shareholders will also be able to obtain copies of the Proxy Statement/Prospectus and other documents filed with the SEC, without charge at the SEC's website sec.gov.

Participants in the Solicitation

Tailwind Two and its directors and executive officers may be deemed participants in the solicitation of proxies from Tailwind Two's shareholders with respect to the potential transaction. A list of the names of those directors and executive officers and a description of their interests in Tailwind Two is contained in Tailwind Two's final prospectus relating to its initial public offering dated March 8, 2021, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov. Additional information regarding the interests of such participants is contained in the Proxy Statement/Prospectus. Terran Orbital and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Tailwind Two's shareholders in connection with the potential transaction. A list of the names of such directors and executive officers and information regarding their interests in the potential transaction are included in the Proxy Statement/Prospectus.

Non-Solicitation

This communication and any oral statements made in connection with this communication shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of any securities, nor shall any securities of Terran Orbital or Tailwind Two be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this communication is truthful or complete. Any representation to the contrary is a criminal offense. Nothing in this communication constitutes investment, tax or legal advice or a recommendation regarding any securities. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and you must make your own decisions and perform your own independent investment and analysis of the potential transactions.

Special Note Regarding Forward-Looking Statements

This communication includes certain forward-looking statements, estimates, and projections provided by Terran Orbital that reflect management's views regarding the anticipated future financial and operating performance of Terran Orbital. Forward-looking statements are statements that are not historical, including statements regarding operational and financial plans, terms and performance of Terran Orbital and other projections or predictions of the future. Forward looking statements are typically identified by such words as "project," "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should," and "could" and similar expressions. Such statements, estimates, and projections reflect numerous assumptions concerning anticipated results. Forward-looking statements in this communication may include, for example; statements about Terran Orbital's industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results of Terran Orbital; and the potential transactions, including items such as the implied enterprise value, ownership structure, the amount of redemption requests made by Tailwind Two's shareholders, the ability of Tailwind Two to issue equity or equity-linked instruments in connection with the potential transactions or in the future, the likelihood and ability of the parties to successfully consummate the potential transactions, and those factors set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements; Market Ranking and Other Industry Data" in the Proxy Statement/Prospectus. As these assumptions may or may not prove to be correct and there are numerous factors which will affect Terran Orbital's actual results (many of which are beyond Terran Orbital's control), there can be no assurances that any projected results are attainable or will be realized. Terran Orbital and Tailwind Two disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law. Terran Orbital's actual results may differ materially from those set forth in this communication. Accordingly, no representations are made as to the accuracy, reasonableness or completeness of such statements, estimates, or projections.

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